.

                                                                    May 8, 2008
                  Highlights of Consolidated Financial Results
                                   for FY2008
                     (April 1, 2007 through March 31, 2008)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                     (Billion yen; unless otherwise specified)
--------------------------------------------------------------------------------------------------------------
                           FY2007                  FY2008                          FY2009 Forecast
                         (Apr. 2006     (Apr. 2007 through Mar. 2008)       (Apr. 2008 through Mar. 2009)
                          through
                         Mar. 2007)
                                     -------------             --------    ------------             ----------
                                        FY2008                                 FY2009
                                     semi-annual                 % of       First Half                  % of
                                      (Apr. 2007                change      (Apr. 2008                 change
                                       through                   from        through                   from
                                      Sep. 2007)                FY2007      Sep. 2008)                 FY2008
==============================================================================================================
Vehicle sales                8,524       4,301         8,913      4.6%        4,430          9,060      1.6%
(Thousand units)
--------------------------------------------------------------------------------------------------------------
Sales of Houses (Units)      5,807       2,265         5,431     -6.5%        2,500          5,800      6.8%
--------------------------------------------------------------------------------------------------------------
Net revenues              23,948.0    13,012.2      26,289.2      9.8%     12,200.0       25,000.0     -4.9%
--------------------------------------------------------------------------------------------------------------
Operating income           2,238.6     1,272.1       2,270.3      1.4%        750.0        1,600.0    -29.5%
[Income ratio]              [9.3%]      [9.8%]        [8.6%]                 [6.1%]         [6.4%]
--------------------------------------------------------------------------------------------------------------
Income before income
taxes, minority
interest and equity in     2,382.5     1,362.2       2,437.2      2.3%        800.0        1,700.0    -30.2%
earnings of affiliated
companies                   [9.9%]     [10.5%]        [9.3%]                 [6.6%]         [6.8%]
[Income ratio]
--------------------------------------------------------------------------------------------------------------
Net income                 1,644.0       942.4       1,717.8      4.5%        600.0        1,250.0    -27.2%
[Income ratio]              [6.9%]      [7.2%]        [6.5%]                 [4.9%]         [5.0%]
--------------------------------------------------------------------------------------------------------------
Factors contributing                    Operating income increased by      Operating income is expected to
to increases and                              31.7 billion yen              decrease by 670.3 billion yen
decreases in operating               (Increase)                          (Increase)
income                               Marketing efforts          290.0    Marketing efforts             180.0
                                     Cost reduction efforts     120.0
                                                                         (Decrease)
                                     (Decrease)                          Effects of changes in
                                     Increases in expenses     -378.3    exchange rates              -690.0
                                                                         Increases in expenses       -160.3

                                     Effects of changes in               Cost reduction efforts           0
                                     exchange rates            0
--------------------------------------------------------------------------------------------------------------
Exchange rates          JPY117/US$   JPY119/US$       JPY114/US$         JPY100/US$         JPY100/US$
                       JPY150/Euro  JPY162/Euro       JPY162/Euro       JPY155/Euro        JPY155/Euro
--------------------------------------------------------------------------------------------------------------
Capital expenditure        1,482.6       625.6           1,480.2               600.0          1,400.0
(excluding leased assets)
--------------------------------------------------------------------------------------------------------------
Depreciation expenses        947.0       503.6           1,042.4               500.0          1,100.0
--------------------------------------------------------------------------------------------------------------
R&D expenses                 890.7       446.3             958.8               430.0            920.0
--------------------------------------------------------------------------------------------------------------
Performance evaluation                              Increases in net
                                                  revenues, operating
                                                     income, income
                                                     before income
                                                    taxes, minority
                                                  interest and equity
                                                     in earnings of
                                                       affiliated
                                                   companies, and net
                                                  income, all reached
                                                    historic highs.
--------------------------------------------------------------------------------------------------------------
Number of employees        299,394     309,797           316,121
--------------------------------------------------------------------------------------------------------------

Cautionary Statement with Respect to Forward-Looking Statements

    This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

    A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.